Exhibit 99.4

HUB Security Raises Up to $16 Million in Growth Investment from The Lind Partners

TEL AVIV, Israel, May 4th, 2023 /PRNewswire/ -- HUB Cyber Security Ltd (NASDAQ: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), today announced that it has entered into an agreement for up to $16 million in gross proceeds from Lind Global Asset Management VI LLC, an investment entity managed by The Lind Partners, a New York based institutional fund manager (together, “Lind”).

This investment is expected to provide HUB Security with additional resources to fuel its rapid growth and development, enhance its financial stability, and enable the Company to pursue its future plans.

“The additional funding from The Lind Partners fortifies our balance sheet and enables us to position HUB Security as a leading confidential computing cybersecurity solutions provider in the market,” said Uzi Moskowitz, CEO of HUB Security. “We are thrilled to have Lind as a partner in our journey. Their unwavering commitment and support will undoubtedly propel us even further towards achieving our goals of enhancing our technology development and expanding our go-to-market strategies.”

Under the terms of the agreement with Lind, HUB Security will have access to up to $16 million in convertible debt financing in three tranches, which will mature over a two year period. Upon the closing of this transaction, the Company will have immediate access to the first tranche of $4.5 million, and will have access to the remaining two tranches totaling $11.5 million, upon the fulfillment of certain conditions.

About The Lind Partners

The Lind Partners manages institutional funds that are leaders in providing growth capital to small- and mid-cap companies publicly traded in the US, Canada, Australia and the UK. Lind’s funds make direct investments ranging from US$1 to US$30 million, invest in syndicated equity offerings and selectively buy on market. Having completed more than 150 direct investments totaling over US$1.5 Billion in transaction value, Lind’s funds have been flexible and supportive capital partners to investee companies since 2011.

About HUB Security Ltd.

HUB Cyber Security Ltd was established in 2017 by veterans of the 8200 and 81 elite intelligence units of the Israeli Defense Forces and began trading as a public company on Nasdaq on March 1, 2023 under the ticker “HUBC.” HUB Security specializes in unique cybersecurity solutions protecting sensitive commercial and government information and is a recognized leader in the rapidly evolving field of zero-trust confidential computing, an area of cybersecurity that provides protection to data even when computers are infected, and administrators are compromised. HUB Security’s computing solutions aim at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. The Company operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Investor Contact:

Marc P. Griffin

ICR, Inc. for HUB Security

Marc.Griffin@ICRinc.com

Media Contact:

HUB Security: Gili Nizani

gili.nizani@hubsecurity.io

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by HUB Security and the following: (i) risks related to HUB Security’s convertible loan agreement with Lind and the use of proceeds therefrom (ii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iii) the outcome of any legal proceedings that may be instituted against HUB Security; (iv) the ability to meet stock exchange continued listing standards; (v) the risk that the consummation of the business combination disrupts HUB Security’s current operations and future plans; (vi) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the business combination; (viii) limited liquidity and trading of HUB Security’s securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xi) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB Security; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s final proxy statement/prospectus filed on December 5, 2022.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.